FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of December 2005

Commission File Number 333-7182-01


                                   CEZ, a. s.

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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X       Form 40-F
                                ---               ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes       No  X
                           ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:


                       Changes at Board Level of CEZ Board


Today's Election by the CEZ Supervisory Board Brings Forth a New BoD Member Effective As of Today: Daniel Benes, Head of Purchasing of CEZ. Petr Voboril Steps Down From the Board As of Today.

As a consequence of the fact that, effective as of January 1, 2006, the shares of the National Property Fund pass to the state (that is, the Ministry of Finance), the members of the company's top management are required to comply with the conditions stipulated by Act No. 451/91 Coll., on the requirements for the performance of certain positions of state bodies and organizations. For want of compliance with the conditions of said act, Petr Voboril resigned from the company's board of directors. Petr Voboril remains a part of the company's management as the director of the finance division.

"Neither CEZ nor Petr Voboril desire to be in any way in conflict with the law, which is why we effected this step. Petr Voboril is doubtlessly one of the greatest experts in the energy industry, who enjoys trust within the company, as well as outside it. It is crucial for CEZ that he continues to perform in an executive post at CEZ. He is building the team that will make CEZ the leader on the central and eastern European electricity market; Petr Voboril is one of the key managers for making this vision come true," commented Martin Roman, Chairman of the Board and CEO of CEZ.


Daniel Benes (1970)

graduated from the Faculty of Mechanical Engineering at the Mining College Ostrava. From 1993 to 1997, he acted as head of sales at Bohemiacoal, and later as the director of Hedviga Group. From 2000 to 2004, he was director of the Tchas plant. In 2004, he joined CEZ as head of purchasing. Daniel Benes is unmarried; among his interests are squash, water sports, movies, and nature.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                         CEZ, a. s.

                                                    ----------------------------
                                                         (Registrant)


                                                 By: /s/ Libuse Latalova
                                                    ----------------------------
                                                         Libuse Latalova
                                                  Head of Finance Administration




Date:  December 15, 2005